Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2008

James A. Johnson
Executive Vice President and
Chief Financial Officer
Zymogenetics, Inc.
1201 Eastlake Avenue East
Seattle, WA 98102

Re: Zymogenetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed October 31, 2007
File Number: 000-33489

Dear Mr. Johnson:

        We have completed our review of your above Forms 10-K and 10-Q and have no
further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief